UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

 Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010, as amended by Amendment No. 1 filed on November 22, 2010 and Amendment No. 2 filed on November 23, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by TechTeam Global, Inc. (the “Company”).  The Schedule 14D-9 relates to the offer by Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Parent”), through its wholly-owned subsidiary, Platinum Merger Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.01 per share, in exchange for, with respect to each share, the right to receive $8.35 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following text at the end of Item 8:

At 12:00 midnight, New York City time, on December 10, 2010, the Offer expired as scheduled.  The Offer was not extended.  Based on the information provided by Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the Offer, approximately 9,997,058 Shares were validly tendered and not validly withdrawn prior to the expiration of the Offer, including approximately 6,105 Shares subject to guaranteed delivery procedures.  Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn.  The Shares tendered and not validly withdrawn represents approximately 89.41% of the Shares outstanding.  Purchaser also intends to exercise its Top-Up Option, pursuant to which the Company will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.  Accordingly, Purchaser and Parent intend to effect a “short-form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent.  At the Effective Time of the Merger, any remaining Shares not tendered in the Offer (other than Shares held in the Company’s treasury or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of the Company or Parent or owned by stockholders of the Company who properly exercise appraisal rights under the DGCL) will be converted into the right to receive the same $8.35 per Share, net to the seller in cash, without interest thereon and less any required tax withholdings, paid in the Offer. As a result of the Merger, the Shares ceased to be traded on The Nasdaq Global Market.

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The full text of the press release issued by Parent regarding the expiration of the Offer, announcement that Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn, and expected completion of the Merger is set forth as Exhibit (a)(5)(H) hereto and is incorporated by reference herein.

Item 9.	Exhibits.

Item 9 captioned “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“Exhibit (a)(5)(H)
Press Release, dated as of December 13, 2010, of Stefanini International Holdings Ltd (incorporated by reference to Exhibit (a)(14) to Amendment No. 4 to the Schedule TO filed by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc.)”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Michael A. Sosin
Name: Michael A. Sosin
Title: Corporate Vice President, General Counsel and Secretary

Dated: December 13, 2010